July 28, 2023	Orrick, Herrington & Sutcliffe LLP
222 Berkeley Street
VIA EDGAR	Suite 2000
Boston, MA 02116-3740

+1 617 880 1800

United States Securities and Exchange Commission Division of Corporation Finance	orrick.com

Office of Finance

100 F Street NE

Washington, D.C. 20549

Attn:	Madeleine Mateo

Susan Block

Re:	Dave Inc.

Post-Effective Amendment No. 3 to Form S-1 on Form S-3

Filed July 6, 2023

File No. 333-262478

Ladies and Gentlemen:

On behalf of our client, Dave Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Post-Effective Amendment No. 3 to Form S-1 on Form S-3 filed on July 6, 2023 (the “Registration Statement”), contained in the Staff’s letter dated July 21, 2023 (the “Comment Letter”).

The Company has publicly filed via EDGAR its amended Post-Effective Amendment No. 4 to Form S-1 on Form S-3 (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

Post-Effective Amendment No. 3 to Form S-1 on Form S-3 filed July 6, 2023

Cover Page

1.	We note your response to prior comment 1 and reissue in part. Please revise to also include the price originally paid for the Class V common stock that is convertible into Class A Common Stock.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page of the Amended Registration Statement.

2.

We note your response to prior comment 5 and reissue in part. If the warrants are out of the money, please disclose on the cover page the likelihood that warrant holders will not exercise their warrants.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page of the Amended Registration Statement.

* * *

Please do not hesitate to contact Albert Vanderlaan at (617) 880-2219 of Orrick, Herrington & Sutcliffe LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Albert Vanderlaan

cc: Kyle Beilman, Dave Inc.